

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 8, 2010

<u>via U.S. mail and facsimile</u>

Ronald A. Fromm
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, MO

> **Re: Brown Shoe Company, Inc.
> Form 10-K for Fiscal Year Ended January 30, 2010
> Filed March 31, 2010
> File No. 1-02191**

Dear Mr. Fromm:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Ronald A. Fromm, Chief Executive Officer
Via facsimile to (314) 854-4205